4-30-02

MAY 3 2002
070

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934





02033184

Commission File Number: 1-15270

For the month of April 2002.
Total number of pages:41.
The exhibit index is located on page 2.

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

NOMURA

Consolidated Results of Operations
Year ended March 31, 2002

Nomura Holdings, Inc.

April 2002

Outline of the Presentation

- **Review of Operations**
  - Consolidated Financial Summary
  - Major Differences between US GAAP & Japanese GAAP
  - Revenue
  - Expenses

- **Review of Businesses**
  - Segment Information (US GAAP)
  - Domestic Retail
  - Global Wholesale
  - Asset Management

- **Appendix**

1. This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2002 Nomura Holdings, Inc. All rights reserved.
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Review of Operations

NOMURA

Consolidated Financial Summary
Year ended March 31, 2002

US GAAP

Operating Results (Billions of yen)

- Net Revenue 1,321.4, up 44%*
- Non-interest Expenses 1,148.4, up 51%*
- Income before Income Taxes 173.0, up 11%*
- Net Income 168.0 , up 193%*

Balance Sheet (Billions of yen)

- Total Assets 17,758.3 , up 612.2**
- Shareholders' Equity 1,604.9, up 168.5**
- Leverage 11.1 times (11.9 times)

ROE 11.1% (4.0%)

Japanese GAAP

Operating Results (Billions of yen)

- Net Revenue 705.3, down 10%*
- Selling, General and Administrative Expenses 550.9, up 8%*
- Ordinary Income 192.3, down 36%*
- Income before Income Taxes 162.1, down 50%*
- Net Income 102.8, down 43%*

Balance Sheet (Billions of yen)

- Total Assets 18,177.7, down 2,351.4**
- Shareholders' Equity 1,705.0, up 62.6 **
- Leverage 10.7 times (12.5 times)

ROE 6.1% (11.9%)

* Percentage change from the year ended March 31, 2001

** Compared with corresponding items as of March 31, 2001

Major Differences between US GAAP and Japanese GAAP

		(US GAAP)	Japanese GAAP
Income before Income Taxes Under US GAAP	173.0 billion yen		
Valuation gains/losses on equity securities and non-trading debt securities	56.0 billion yen	-55.9 billion yen*	0.1 billion yen
Multi-emlpoyer pension plan	35.7 billion yen	-18.9 billion yen	16.8 billion yen
Business combinations (NAM)	13.2 billion yen	13.3 billion yen	26.5 billion yen
Impairment accounting (JAFCO)	40.1 billion yen	-92.4 billion yen	-52.3 billion yen
Deconsolidation of PFG entities	-154.6 billion yen	154.6 billion yen	— billion yen
Other	-1.3 billion yen		
Income before Income Taxes Under Japanese GAAP	162.1 billion yen		

*Includes realized gains/losses and valuation gains/losses

Revenue (1)
Commissions

Brokerage Commissions (93.2 billion yen, down 27%)

- ➢ Retail Stock Brokerage Commissions*
  - 59.6 billion yen, down 30%
- ➢ Individual Equity Agency Transaction Value** (monthly average)
  - 4.0 trillion yen, down 14%

Commissions for Investment Trust Distribution (26.7 billion yen, down 29%)

- ➢ Domestic Distribution Volume of Investment Trusts
  - Total: 22.3 trillion yen, down 0.7%
  - Bond investment trusts
    - ✓ 20.2 trillion yen, up 1.6%
  - Equity investment trusts
    - ✓ 1.3 trillion yen, down 28.7%


(Billions of yen)
250
200
150
100
50
0
189.8
18.6
6.7
41.5
85.4
Down 26%
140.0
15.8
4.3
33.6
59.6
FY01.3
FY02.3
Other
Commissions for investment trust distribution
Bond brokerage commissions
Stock brokerage commissions
Retail stock brokerage commissions

* Domestic branch offices, Financial Consulting Dept., and others

** Three major exchanges = Tokyo, Osaka, Nagoya

Revenue (2)
Fees from Investment Banking

Equity Underwriting Commissions: 29.0 billion yen, down 37%

- Stagnant Equity Primary Market

  IPO *
  - Market: 941.9 billion yen, down 31%
  - Nomura: 442.4 billion yen, down 26%

  PO *
  - Market: 656.6 billion yen, down 82%
  - Nomura: 225.1 billion yen, down 61%

Bond Underwriting Commissions: 31.6 billion yen, down 25%

- High Demand for Foreign Currency Bonds by Retail Investors

  *Nomura***
  - FY 01.3 219.2 billion yen
  - FY 02.3 696.3 billion yen, up 218%

Financial Advisory Fees: 13.4 billion yen, up 16%


(Billions of yen)
100
80
60
40
20
0
87.2
Down 14%
75.3
11.5
25.2
45.7
1.3
13.4
31.6
29.0
FY01.3
FY02.3
Other
Financial advisory fees
Bond
Equity

*Source: Nomura, Full-credit base

**Total offering amount lead managed by Nomura converted into yen

Revenue (3)
Asset Management and Portfolio Service Fees

Asset Management Fees: 100.1 billion yen, down 26%

- Factors for Decrease
  - Redemption of Medium-term Government Securities Fund
  - Decrease in equity investment trusts
    - Client assets (consolidated) 2.7 tril. (3.1)

- Asset Management Fees by Type*
  - Bond investment trusts 46.8 bil. (71.2)
    - Medium-term Government Securities Fund 2.9 bil. (33.6)
    - Long-term bond investment trusts 41.9 bil. (32.3)
  - Stock investment trusts 31.2 bil. (40.8)

- Client Assets and Assets under Management**
  - Client assets (consolidated) 13.0 tril. (15.6)
  - Assets under management (NAM) 13.6 tril. (16.0)


(Billions of yen)
160
120
80
40
0
144.9
9.8
135.1
Down 24%
110.0
9.8
100.1
FY01.3
FY02.3
Asset management fees
Custodial fees

*Fees from investment trusts managed by NAM.
For the year ended Mar. 2002. Figures for the year ended March 2001 are given in parentheses.
**As of the end of Mar. 2002. Figures as of the end of Mar. 2001 are given in parentheses.

Revenue (4)
Net Gain on Trading / Net Interest Revenue*

- Equity Trading: 113.0 billion yen, down 56%
  - Contributions from block trades and ETF transactions, etc.
- Bond Trading: 56.0 billion yen, up 59%
  - Enhanced cooperation with Domestic Retail
  - Increased transactions in MTN and foreign currency bonds
- Net Interest Revenue*: 72.2 billion yen
  - Improvement in bond trading net interest revenue
  - Decrease in equity trading long position



(Billions of yen)
350
300
250
200
150
100
50
0
299.8
4.7
35.3
259.8
Down 20%
241.2
72.2
56.0
113.0
FY01.3
FY02.3
Equity
Bonds and other
Net interest revenue

*Excluding net interest revenue from PFG entities

Revenue (5)
Merchant Banking Related Revenue

PFG

From March 27, 2002, Terra Firma Capital Partners Ltd began managing PFG's assets resulting in PFG's deconsolidation.

Merchant Banking Related Revenue

	Mar. 2002	Mar. 2001
Net gain on trading / gain on sales of PFG entities	109.5 billion yen	12.9 billion yen
PFG entities' operation results*	▲25.4 billion yen	33.5 billion yen
Revised figures following deconsolidation (Gain on private equity investments)	232.5 billion yen	
Total	316.6 billion yen	46.4 billion yen

*Breakdown of PFG entities' operation results (▲ 25.4 billion yen)

Sales and rental revenue	472.0 billion yen
Cost of goods sold and rental income related expenses	▲312.4 billion yen
Other revenue	62.8 billion yen
Net interest revenue	▲ 75.8 billion yen
Compensation and benefits, information processing and communications, occupancy and related depreciation	▲ 172.0 billion yen

Expenses (1)
Non-interest Expenses (excluding PFG entities related expenses*)

- **Compensation and Benefits**
  - FY 01.3 266.8 billion yen
  - FY 02.3 309.2 billion yen (up 16%)
  - (Special charge for withdrawal from multi-employer pension: 18.9 billion yen)
- **Others** (of which extraordinary losses)
  - FY 01.3 94.2 billion yen (26.0 bil. yen)
  - FY 02.3 168.4 billion yen (94.8 bil. yen)
  - Non-interest expenses (extraordinary losses excluded) 569.2 billion yen (up 10%)
- **Information Processing and Communications**
  - FY 01.3 68.7 billion yen
  - FY 02.3 80.0 billion yen (up 16%)
- **Business Development Expenses**
  - FY 01.3 29.9 billion yen
  - FY 02.3 26.7 billion yen (down 11%)


(Billions of yen)
700
600
500
400
300
200
100
0
542.5
26.0
68.2
29.9
56.4
68.7
26.4
266.8
664.0
94.8
Extraordinary losses
73.6
26.7
58.8
80.0
21.0
309.2
FY01.3
FY02.3
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits

*PFG-related expenses deducted: FY00.3 (186.5 billion yen), FY01.3 (217.0 billion yen), FY02.3 (484.4 billion yen)
Items: Compensation and benefits, information processing and communications, occupancy and related depreciation, business development expenses, PFG entities' cost of goods sold, PFG entities' expenses associated with rental income, others.

Expenses (2)

- **Breakdown of Compensation and Benefits**
  (FY02.3: Excluding special charge for withdrawal from the multi-employers pension plan)



(Billions of yen)
200
150
100
50
161.4
92.7
136.9
129.8
163.1
146.1
Variable-type
Compensation and Benefits
Fixed-type
Compensation and Benefits
FY00.3
FY01.3
FY02.3

- **Asset Management Related Fees / Fixed-type Expenses**

FY March 2002

- Fixed-type expenses: 239.6 billion yen
- Asset management related fees: 113.6 billion yen



80%
70%
60%
50%
40%
30%
20%
10%
0%
26%
67%
47%
FY 00.3
FY 01.3
FY 02.3

Asset Management Related Fees: Asset management fees, custodial service fees and fees from coupon payments
Fixed-type Expenses: Base salary, guaranteed bonus, depreciation, real estate related expenses and others

Review of Businesses

- Segment Information
- Domestic Retail
- Global Wholesale
- Asset Management

NOMURA

NOMURA

Segment Information (1)



(Billions of yen)
Income before Income Taxes by Business Line
FY01.3
FY02.3
300
250
200
150
100
50
0
50.8
20.5
252.7
191.3
20.5
10.2
Domestic Retail
Global Wholesale
Asset Management

Difference (48.9 billion yen)

■ **Total income before taxes: 221.9 billion yen**

- Valuation gains/losses on equity securities: ▲60.2 billion yen
- Impairment accounting (JAFCO): ▲92.3 billion yen
- Multi-employer pension plan: 18.9 billion yen
- Effect of PFG deconsolidation: 154.6 billion yen
- Corporate items and others: ▲32.1 billion yen
- Total: ▲48.9 billion yen



■ **US GAAP Income before income taxes: 173.0 billion yen**

Segment Information (2)
Revenue Breakdown by Segment

(Millions of yen)

	Domestic Retail			Global Wholesale			Asset Management			Total		
	FY00.3	FY01.3	FY02.3	FY00.3	FY01.3	FY02.3	FY00.3	FY01.3	FY02.3	FY00.3	FY01.3	FY02.3
Commissions	257,199	134,617	97,529	114,805	72,909	55,025	13	18	1,204	372,017	207,544	153,758
Fees from investment banking	28,868	18,536	13,970	64,663	68,310	71,532	105	0	561	93,636	86,846	86,063
Asset management and portfolio service fees	50,028	74,312	53,100	5,902	5,388	2,597	2,992	57,602	41,182	58,922	137,302	96,879
Selling commissions / net gain on trading	39,163	32,701	61,491	215,090	333,344	249,183	-496	-147	498	253,757	365,898	311,172
Net interest revenue	5,309	6,236	2,949	-3,488	-24,839	54,505	432	1,810	367	2,253	-16,793	57,821
Other	18	27	67	4,487	7,693	7,094	-461	764	3,395	4,044	8,484	10,556
Net revenue	380,585	266,429	229,105	40,159	462,805	439,935	2,585	60,047	47,207	423,329	789,281	716,247
Non-interest expenses	194,345	215,638	208,621	198,117	210,062	248,657	2,751	39,537	37,031	395,213	465,237	494,309
Income before taxes	186,240	50,791	20,484	203,343	252,743	191,278	-166	20,510	10,176	389,417	324,044	221,938

Domestic Retail (1)

- Development of asset gathering from private financial assets
- Diversified revenue resources thanks to the development of portfolio consultation oriented business model



Net Revenue
(Billions of yen)
350
300
250
200
150
100
50
0
6.3
266.4
32.7
74.3
134.6
Down 12%
229.1
3.0
61.5
53.1
97.5
FY01.3
FY02.3
Net interest revenue
Selling commissions
Asset management and portfolio service fees
Fees from investment banking
Commission for distributing investment trusts

Domestic Retail (2)
Revenue Breakdown by Product


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
14%
24%
10%
52%
30%
16%
15%
40%
24%
13%
28%
35%
FY00.3
FY01.3
FY02.3
Equity
Bonds
Investment trusts
Asset management

Domestic Retail (3)
Retail Client Assets / Net Asset Accumulation

- Retail Client Assets Held in Safe Custody by Nomura in Japan
- Net Asset Accumulation (monthly average)


(Trillions of yen)
30
25
20
15
10
5
0
26.5
26.9
27.8
24.7
25.2
25.7
5.9
3.3
4.8
9.2
2.5
4.9
9.0
2.6
5.1
0.7
8.3
2.1
5.2
8.0
2.2
5.7
0.7
7.6
2.3
6.0
Mar. 00
Mar. 01
Jun. 01
Sep. 01
Dec. 01
Mar. 02
Equities
Bonds (including CB, WB)
Stock investment trusts
Bond investment trusts
Overseas mutual funds
Other
(Billions of yen)
250
200
150
100
50
0
192.0
38.1
131.4
231.9
1Q
2Q
3Q
4Q
FY 02.3

Retail client assets held in safe custody by Nomura in Japan: Domestic branch offices (excluding institutional clients section), Financial Consulting Dept. and others

Net Asset Accumulation: Gap between inflow and outflow of assets

Global Wholesale (1)

Fixed Income

- Cooperation with domestic retail
  - Foreign currency bonds and MTN
- Joint lead: EIB, ADB, OKB global dollar issues
  <Issue amounts>
  - EIB ($3 billion)
  - ADB ($2 billion)
  - OKB ($1.25 billion)

Equity

- Focus on customer order-flow business
- Block trades and ETFs

Investment Banking

- Major equity underwriting transactions
  - Dentsu
  - NRI
  - Daido Life
- Robust bond underwriting business
- Development in cross-border M&A

Merchant Banking

<Exits from PFG entities>

- Inn Partnership, Unique Pubs, Voyager Pub Group
  Sale of about 5,400 pubs
- Securitization of Annington Homes (housing stock holdings for MOD in UK)



Net Revenue
(Billions of yen)
500
450
400
350
300
250
200
150
100
50
0
462.8
Down 5%
439.9
143.1
241.3
78.4
135.6
88.3
125.1
90.8
FY01.3
FY02.3
Fixed Income
Equity
Investment Banking
Merchant Banking

Global Wholesale (2)
Secondary Business - Bonds

Share in JGB Auction*


(Trillions of yen)
40
35
30
25
20
15
10
5
0
14.1
8.5
12.5
12.4
13.8
13.4
14.6
14.3
12%
14%
12%
13%
12%
20%
13%
14%
FY 01.3
1Q
2Q
3Q
4Q
FY 02.3
1Q
2Q
3Q
4Q
Market (trillions of yen)
Nomura's Share

Share in Secondary Trading*


(Trillions of yen)
500
450
400
350
300
250
200
150
100
50
0
217
195
226
248
271
221
227
247
15%
16%
14%
14%
15%
17%
14%
14%
FY01.3
1Q
2Q
3Q
4Q
FY02.3
1Q
2Q
3Q
4Q
Market (trillions of yen)
Nomura's Share

*Source : Nomura

NOMURA

Global Wholesale (3)
Secondary Business - Equity

Off-floor/Off-exchange Trading Share*



(Trillions of yen)
30
25
20
15
10
5
0
30%
25%
20%
15%
22%
24%
18%
19%
19%
19%
18%
19%
18
18
11
16
14
13
13
13
FY01.3
FY02.3
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
Off-floor (on-exchange) (LHS)
Off-exchange (LHS)
Off-floor/off-exchange trading share (RHS)

Net Gain on Equity Trading (Nomura Securities)



(Billions of yen)
70
60
50
40
30
20
10
0
65.5
38.5
10.1
51.7
21.6
28.8
14.7
31.9
FY01.3
FY02.3
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

*Source: Nomura

Global Wholesale (4)
Primary Business

Japanese IPOs*


36%

Japanese Public Offerings*


34%

Japanese Straight Bonds**


21%

Samurai Bonds***


38%

Sources: Nomura (*), Thomson DealWatch (**), lead manager base, Apr. 2001 – Mar. 2002
Thomson Financial Securities Data (***), bookrunner base, Apr. 2001 – Mar. 2002

Global Wholesale (5)
M&A/Financial Advisory Businesses

- Cross-border M&A
  - Japan Telecom – Vodafone
  - Seiyu – Wal-Mart
  - Citigroup – Taihei
- Large Complex Transactions
  - Matsushita
- Financial Advisory for Corporate Rehabilitation
  - Niigata Engineering

Rank	Advisor	Rank Value ($Bil)	Number of deals
1	Goldman Sachs & Co	94.0	22
2	Nomura	57.7	61
3	JP Morgan	56.6	21
4	Daiwa Securities SMBC	48.5	34
5	Merrill Lynch & Co Inc	32.5	11
6	Citigroup / Salomon Smith Barney	28.7	29
7	Morgan Stanley	25.7	15
8	Mizuho Financial Group	21.7	82
9	Credit Suisse First Boston	17.5	9
10	Lehman Brothers	17.1	7

Source: Thomson Financial, Completed Mergers and Acquisitions: Any Japanese involvement. League table based on rank value. (Jan. 2001 – Dec. 2001)

Global Wholesale (6)
Merchant Banking

- Completion of PFG Restructuring

- Position as of end of March 2002
  281.8 billion yen, down 11%
  - Major assets
    - Deutsche Annington – Housing for German railway employees
    - First Quench – UK's leading independent specialist drinks retailer
    - Annington Homes – Residential property for British Ministry of Defence personnel
    - Meridian – Hotel chain

- Principal Finance Business in Japan
  - MBOs
    - CCI (manufacturer of chemical products)
    - UHT (manufacturer of tools)
  - Corporate restructuring
    - Daikuma (discount store)
  - Corporate rehabilitation
    - Fuji Car Manufacturing


PFG Position
(Billions of yen)
NPF
PFG
350
300
250
200
150
100
50
0
316.8
2.0
314.8
Down 11%
281.8
16.1
265.7
Mar.01
Mar.02

Asset Management (1)

- Development of New Savings-type Investment Trusts
  - Nomura Short Term Prime Fund
  - Nomura Short Term Bond Open
- ETF
  - NAM's ETF market share
    - Nikkei 225: 69%
    - TOPIX: 89%
  - Launch of industry index ETFs
- Defined Contribution Pension Plan
  - Provide plan design and management support, etc.
    - Toyota, SKYLARK and others


Net Revenue
(Billions of yen)
70
60
50
40
30
20
10
0
60.0
47.2
Down 21%
FY01.3
FY02.3

Asset Management (2)

Assets Under Management (NAM)


(Trillions of yen)
25
20
15
10
5
0
19.9
21.0
21.9
19.8
18.6
18.2
0.1
0.2
5.6
4.9
4.5
4.4
4.6
10.7
13.3
14.5
12.9
10.9
10.4
3.5
2.6
2.7
2.4
2.9
3.2
Mar. 00
Mar. 01
Jun. 01
Sep. 01
Dec. 01
Mar.02
Stock investment trusts
Bond investment trusts
Investment advisory
Other

Market Share (NAM)


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
28%
35%
33%
30%
36%
40%
26%
30%
29%
27%
30%
33%
21%
18%
18%
18%
20%
21%
Bond investment trusts
Total public investment trusts
Stock investment trusts
Mar.00
Mar.01
Jun.01
Sep.01
Dec.01
Mar.02

Source: The Investment Trusts Association, Japan

Appendix

NOMURA

- Revenue (Japanese GAAP)
- Expenses (Japanese GAAP)
- Client Assets (Nomura Securities)
- Retail Client Assets
- Number of Accounts
- IT Share
- Market Share:
  - Individual Equity Agency Transactions
- Asset Under Management (NAM)
- VaR
- Number of Employees

Revenue (Japanese GAAP)

Commissions

(millions of yen)	FY 2000.3	Fiscal Year ended Mar.2001						Fiscal Year ended Mar.2002					
		1Q	2Q	3Q	4Q	Total	Y-O-Y	1Q	2Q	3Q	4Q	Total	Y-O-Y
《Total Commissions》	486,225	115,827	123,287	94,640	92,475	426,230	-12%	83,852	82,131	79,787	90,069	335,841	-21%
《Brokerage commissions》	241,623	45,855	35,063	25,745	26,875	133,540	-45%	29,433	20,494	24,840	22,735	97,504	-27%
Equity	233,752	43,619	32,749	25,096	25,420	126,886	-46%	28,530	19,557	23,215	21,888	93,191	-27%
(Retail)	160,373	30,837	22,093	16,253	16,195	85,378	-47%	19,951	12,381	13,879	13,395	59,606	-30%
Bonds	5,969	1,043	744	433	551	2,773	-54%	480	412	816	208	1,917	-31%
Other	1,900	1,193	1,568	215	903	3,880	104%	423	524	809	637	2,395	-38%
《Underwriting commissions》	78,129	16,089	25,688	19,861	9,685	71,324	-9%	9,382	19,983	16,928	14,266	60,558	-15%
Equity	62,048	8,281	16,787	16,083	4,493	45,645	-26%	2,301	10,047	9,797	6,850	28,997	-36%
Bonds	15,845	7,623	8,622	3,618	5,237	25,101	58%	7,006	9,741	7,339	7,026	31,113	24%
Other	235	184	278	159	-45	577	146%	74	193	-209	389	447	-23%
《Distribution commissions》	79,485	14,082	12,378	5,111	6,288	37,860	-52%	7,895	4,721	6,540	7,737	26,895	-29%
Investment trusts	78,239	13,918	12,466	5,018	6,272	37,676	-52%	7,804	4,695	6,513	7,714	26,728	-29%
Other	1,246	162	-88	92	16	183	-85%	90	26	27	22	167	-9%
《Other》	86,986	39,799	50,157	43,921	49,625	183,504	111%	37,140	36,932	31,478	45,330	150,882	-18%
Asset management	63,729	34,137	35,409	36,431	38,901	144,880	127%	29,638	27,765	25,694	26,885	109,984	-24%
M&A / financial consulting fees	12,228	3,438	3,364	4,205	3,918	14,927	22%	4,333	2,804	2,356	13,795	23,289	56%
Other	11,029	2,222	11,383	3,283	6,804	23,695	115%	3,168	6,362	3,427	4,649	17,608	-26%

Net Gain on Trading

(millions of yen)	FY 2000.3	Fiscal Year ended Mar.2001						Fiscal Year ended Mar.2002					
		1Q	2Q	3Q	4Q	Total	Y-O-Y	1Q	2Q	3Q	4Q	Total	Y-O-Y
《Total gain》	260,282	106,056	87,349	37,666	114,118	345,189	33%	45,775	38,269	35,929	169,423	289,397	-16%
《Merchant banking》	25,426	8,500	22,511	68	20,758	51,837	104%	5,775	-1,190	8,907	132,649	146,141	182%
《Equity》	165,447	84,518	52,988	39,055	74,792	251,353	52%	27,104	32,207	18,602	35,716	113,630	-55%
《Bonds and other》	69,409	13,038	11,850	-1,456	18,564	41,998	-39%	12,896	7,252	8,419	1,057	29,625	-29%

NOMURA

Expenses (Japanese GAAP)

Selling, General and Administrative Expenses

(millions of yen)	FY 2000.3	Fiscal Year ended Mar.2001						Fiscal Year ended Mar.2002					
		1Q	2Q	3Q	4Q	Total	Y-O-Y	1Q	2Q	3Q	4Q	Total	Y-O-Y
《Total expenses》	450,009	120,100	126,670	121,502	144,045	512,318	14%	118,720	123,312	119,135	189,689	550,857	8%
《Transaction related》	66,979	18,340	23,412	19,728	21,819	83,300	24%	17,597	20,172	18,511	19,023	75,305	-10%
《Compensation & benefits》	248,494	64,391	65,111	63,132	75,741	268,377	8%	62,550	59,877	58,604	108,903	289,935	8%
《Rental & maintenance》	59,644	15,373	15,091	16,212	17,090	63,767	7%	16,045	15,484	14,916	21,913	68,359	7%
《Data processing & office supplies》	29,943	8,034	8,321	9,554	9,738	35,649	19%	9,637	10,306	11,340	10,138	41,423	16%
《Depreciation & amortization》	21,952	5,781	5,816	5,938	7,338	24,874	13%	6,972	6,994	7,642	7,762	29,372	18%
《Taxes,other than income taxes》	4,788	1,709	2,025	2,175	2,341	8,251	72%	1,807	1,974	1,755	1,984	7,521	-9%
《Other》	18,207	6,469	6,892	4,761	9,974	28,097	54%	4,110	8,502	6,364	19,963	38,941	39%

Client Assets (Nomura Securities)


(Trillions of yen)
70
60
50
40
30
20
10
0

	Mar. 98	Jun. 98	Sep. 98	Dec. 98	Mar. 99	Jun. 99	Sep. 99	Dec. 99	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02
Total client assets	47.4	46.6	43.4	43.7	49.5	54.8	57.6	60.6	62.4	61.8	58.3	54.4	56.8	57.5	52.3	51.4	51.8
□ Other	0.3	0.2	0.2	0.1	0.1	0.1	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.0
■ Overseas mutual funds	0.3	0.4	0.4	0.5	0.6	0.5	0.6	0.6	0.7	0.8	0.8	0.9	0.8	0.9	0.8	0.9	0.9
□ Bond investment trusts	6.8	7.5	6.9	6.5	6.9	8.4	8.1	7.8	8.4	10.1	9.7	10.7	11.7	12.1	11.1	9.7	9.3
□ Stock investment trusts	2.4	2.7	2.7	2.7	2.8	2.8	2.9	3.6	4.0	3.8	3.6	3.1	3.1	3.2	2.6	2.7	2.7
□ Bonds (including CB, WB)	13.9	13.1	13.4	12.8	14.5	13.0	13.0	12.1	12.8	12.3	12.4	12.3	12.9	12.3	12.8	13.3	13.7
■ Equities	23.7	22.7	19.8	21.0	24.7	29.9	32.9	36.5	36.4	34.8	31.6	27.5	28.3	28.9	24.9	24.8	25.1

Retail Client Assets in our Safe Custody in Japan


(Trillions of yen)
30
25
20
15
10
5
0

	Mar. 98	Jun. 98	Sep. 98	Dec. 98	Mar. 99	Jun. 99	Sep. 99	Dec. 99	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02
Total client asssets	18.2	18.7	18.1	18.4	19.7	21.5	22.9	26.2	26.5	27.0	26.6	26.5	26.9	27.8	24.7	25.2	25.7
□ Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
■ Overseas mutual funds	0.3	0.3	0.4	0.4	0.5	0.5	0.6	0.6	0.6	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7
□ Bond investment trusts	5.2	5.4	5.4	5.1	5.0	5.4	5.4	5.7	5.9	7.1	7.9	9.0	9.2	9.0	8.3	8.0	7.6
□ Stock investment trusts	1.7	2.0	2.1	2.1	2.2	2.3	2.3	3.0	3.3	3.0	2.9	2.5	2.5	2.6	2.1	2.2	2.3
▣ Bonds (including CB, WB)	4.9	4.9	4.7	4.6	4.8	5.0	5.0	5.0	4.8	4.8	4.7	4.8	4.9	5.1	5.2	5.7	6.0
■ Equities	6.0	6.0	5.4	6.0	7.1	8.4	9.5	12.0	11.9	11.4	10.3	9.4	9.6	10.4	8.4	8.7	9.1

Retail client assets in our custody: Domestic branch offices (excluding institutional clients section), Financial Consulting Dept. and others

Number of Accounts

Nomura Home Trade (online trading accounts)


(Thousands of accounts)
800
600
400
200
0
9.0
17.0
61.0
109.0
188.0
283.0
349.0
461.0
584.0
686.0
778.0
860.0
936.0
Mar.99
Jun.99
Sep.99
Dec.99
Mar.00
Jun.00
Sep.00
Dec.00
Mar.01
Jun.01
Sep.01
Dec.01
Mar.02

Nomura Cash Management Service


(Thousands of accounts)
3000
2000
1000
0
441
525
812
1,110
1,397
1,665
1,903
2,169
2,395
2,539
2,686
2,805
2,899
Mar.99
Jun.99
Sep.99
Dec.99
Mar.00
Jun.00
Sep.00
Dec.00
Mar.01
Jun.01
Sep.01
Dec.01
Mar.02

New Account Openings (individual, monthly average)


(Thousands of accounts)
50
40
30
20
10
0
28
25
21
25
28
33
29
45
50
43
37
24
22
25
21
21
FY99.3
FY00.3
FY01.3
FY02.3
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

IT Share


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
25%
26%
32%
34%
38%
36%
37%
39%
8%
10%
14%
15%
18%
17%
13%
17%
FY01.3 1Q
2Q
3Q
4Q
FY02.3 1Q
2Q
3Q
4Q
IT share (in terms of number of orders)
IT share (in terms of transaction value)

* IT share: Share in online and unmanned telephone trading in retail equity transactions
Figures of unmanned telephone trading are included from FY01.3 3Q.

Individual Equity Agency Transactions*



(Trillions of yen)
20
15
10
5
0
Market (monthly average)
Nomura's share
30%
25%
20%
15%
10%
5%
0%
16%
17%
21%
20%
25%
21%
19%
16%
16%
16%
16%
13%
5.6
7.2
9.7
10.4
6.3
5.1
3.7
3.7
4.9
3.3
3.9
4.0
FY00.3
1Q
2Q
3Q
4Q
FY01.3
1Q
2Q
3Q
4Q
FY02.3
1Q
2Q
3Q
4Q

Sources: Tokyo Stock Exchange, Nomura

*Three major exchanges: Tokyo, Osaka and Nagoya

Assets Under Management (NAM)


(Trillions of yen)
25
20
15
10
5
0

	Mar. 99	Jun. 99	Sep. 99	Dec. 99	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02
Total	14.7	17.7	17.6	17.9	19.9	21.7	20.0	20.3	21.0	21.9	19.8	18.6	18.2
■ Investment advisory (overseas)	1.0	1.0	1.0	1.1	1.0	1.1	1.0	1.0	1.0	1.0	0.8	0.9	0.9
◫ Investment advisory (domestic)	3.8	4.1	4.5	4.6	4.6	3.9	3.9	4.0	3.9	3.5	3.6	3.7	3.6
□ Non-public investment trusts	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2
◫ Bond investment trusts	7.8	10.5	10.0	9.6	10.7	13.2	11.7	12.3	13.3	14.5	12.9	10.9	10.4
■ Stock investment trusts	2.1	2.1	2.1	2.6	3.5	3.4	3.2	2.8	2.6	2.7	2.4	2.9	3.2

Value at Risk

- **Definition**
  - 99% confidentiality
  - 1-day holding period

- **From Apr. 2001 to Mar. 2002**
  - Maximum: 4.5 billion yen
  - Minimum: 2.6 billion yen
  - Average: 3.3 billion yen

(Billions of yen)

The end of quarter Billions of yen	Mar.00	Sep.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02
Equity	1.7	2.6	3.0	2.5	2.0	2.8	2.0
Interest Rate	1.5	1.8	2.7	2.2	1.7	2.9	2.3
Foreign Exchange	0.1	0.1	0.3	0.2	0.3	0.2	0.2
Sub-total	3.3	4.5	6.0	4.9	4.0	6.0	4.5
Diversification Benefit	(1.0)	(1.4)	(2.0)	(1.7)	(1.2)	(1.9)	(1.2)
VaR*	2.3	3.1	4.0	3.2	2.8	4.1	3.3

*Consolidated

Number of Employees


20,000
15,000
10,000
5,000
0

	Mar. 98	Mar. 99	Mar. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar.03
Total	16,611	15,803	14,823	14,393	14,998	14,856	14,640	14,550
Asia/Oceania	557	517	488	486	473	476	464	468
Americas	1,258	1,145	983	835	874	893	881	827
Europe	2,290	1,769	1,319	1,370	1,380	1,449	1,430	1,381
Japan (FA)	2,242	2,207	2,173	2,195	2,260	2,192	2,130	2,177
Japan (excluding FA)	10,264	10,165	9,860	9,507	10,011	9,846	9,735	9,697

Nomura Holdings, Inc

WWW.nomuraholdings.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 30, 2002

By: 

Masanori Itatani
Director